U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall BC-MN-H04N	Richard J. Ertel General Counsel
Minneapolis, MN 55402	Direct line: (612) 303-7987
Fax: (612) 303-4767

July 10, 2014

VIA EDGAR

Mr. Larry Greene

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:          Mount Vernon Securities Lending Trust (File No. 811-21824)

Response to Staff Comments Related to Amendment No. 11 to Registration Statement on Form N-1A Filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2014

Dear Mr. Greene:

The purpose of this letter is to respond to the comments of the Division of Investment Management (the “Staff”) that we received in our telephone conversation with you on June 11, 2014 regarding the Registration Statement for Mount Vernon Securities Lending Trust (the “Registrant”).

Following is our response to the Staff’s comments, which appear in bold-face type below.

Comments

1.	Under Item 11, in the italicized paragraph under “Pricing, Purchase and Redemption of Portfolio Shares,” please state whether an Anti-Money Laundering (AML) officer has been appointed by the Fund.

The Registrant has identified the AML officer and included their biographical information in response to Item 17. In response to the Staff’s comment, the Registrant will add the following sentence at the end of the italicized paragraph in the next amendment to the Registration Statement: “The Board has appointed an Anti-Money Laundering officer, who is re-elected by the Board annually.”

2.	Under Item 14, in the first full paragraph of the cover page to Part B, please add language required by Item 14(a)(3)(ii) of Form N-1A.

In the next amendment to the Registration Statement, the Registrant will modify the referenced paragraph under Item 14 to read as follows:

This Statement of Additional Information (the “SAI”) supplements the information contained in Part A of the Trust’s Registration Statement dated [________, 20__], concerning the Mount Vernon Securities Lending Trust (the “Trust”) and the Mount Vernon Securities Lending Prime Portfolio (the “Portfolio”). This SAI is not a prospectus and should be read in conjunction with Part A of the Trust’s Registration Statement. The Registration Statement has been prepared as a single document consisting of Parts A, B and C, none of which is to be used or distributed as a standalone document. A copy of the Registration Statement may be obtained by telephoning or writing the Trust at the number or address shown above.

3.	Under Item 17, in the table setting forth information about the Trustees, the column listing other directorships held by the Trustees should include directorships held during the past five years.

The Registrant will modify the disclosure as requested in the next amendment to its Registration Statement.

4.	Under Item 22, in the first paragraph, it states the following:

Subject to compliance with the requirements of the 1940 Act, the Trustees have the power to determine the designations, preferences, privileges, limitations and rights, including voting and dividend rights, of each portfolio series.

Because the Trust is an open-end fund, the reference to voting rights could raise issues since voting rights are statutorily provided for under the 1940 Act. Please explain.

The Registrant has no intention of limiting shareholders’ voting rights, as suggested by the conditional clause “[s]ubject to compliance with the requirements of the 1940 Act.” However, to avoid any further confusion, in the next amendment to the Registration Statement, the Registrant will remove the reference to voting rights.

In connection with the review of the above-referenced filing by the Staff, the Registrant hereby acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.
3.	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact me at your earliest convenience at 612-303-7987.

Sincerely,

/s/ Richard J. Ertel

Richard J. Ertel
Secretary to the Registrant

2